EXHIBIT 10.12

July 15, 2011

Cater Clews
HSR Technologies, Inc.
P.O. Box 124
Red Lion, Pennsylvania 17356

Dear Mr. Clews:

This Letter of Interest (" LOI") sets forth the preliminary terms and conditions upon which HSR Technologies, Inc. would enter into exclusive Technology use Agreement for exclusive use of DMU rail technologies and use of its know-how for manufacturing of train sets meeting the 49 CFR Part 238 compliant DMU in current revenue service that meets or exceeds new Federal Rail Administration (FRA) and American Public Transportation Association (APTA) structural safety specifications. (the "use Agreement") with Ameri Metro, Inc. ("AM") in a transaction in which AM would have Exclusive right to use the technology for the preliminary terms and conditions upon which HSR Technologies, Inc. Would enter into a Consulting and Sales Agent Agreement (the "Consulting Agreement") with
 An AM (The Technology use Agreement and the Consulting Agreement are collectively referred to as the "Transaction" herein).   All parties agree that no party has, and nor will this LOI create, any obligation to enter into any further transaction with another party.

1.   Consideration

   - The Technology use Agreement: AM will purchase 100% of The Technology use for $25,000,000.   (For the purpose of this LOI the post-sale entity is referred to as "HSR Tech/AM").

   - THE CONSULTING AGREEMENT: HSR TECH will be hired as a consultant to provide marketing support, government relations, and sales opportunities to HSR TECH/AM. Shall charge our then current General Services Administration hourly rates ("GSA") and a 2% sales commission on contract value for securing purchase orders for AM. HSR TECH is not a registered lobbyist, and will therefore not provide lobbying services on behalf of AMERI METRO, INC

2.   HRS TECH will support AM engineering and procurement teams with HRS TECHs existing staff.

3.   Due Diligence - The entering into any transaction is, and will be subject to the completion of, and AM's satisfaction with, its due diligence of HSR'S, including legal, environmental, financial, Accounting, business plan, designs, engineering drawings, and business due diligence. During due diligence, HSR Tech will provide AM and its representatives with access to HSR TECH assets, properties, contracts, books, records, personnel, lawsuit records, environmental records, and all such other information and data concerning the business and operation of HSR TECH as AM requests in connection with such due diligence investigation, including physical inspection of the assets (the "Due Diligence Information").

4.   Other Conditions: Closing - This LOI is also subject to (a) the negotiation and execution of a mutually agreeable Sale Agreement containing the terms and conditions of a transaction, if any, as ultimately agreed upon by the parties, and the satisfaction of the conditions set forth therein, and (b) the receipt of any necessary governmental, regulatory or third party consents and approvals. AM will have 120 days from execution of the LOI to close the Transactions with HSR TECH.

5.   Partially Non-refundable Deposit – Upon execution of this LOI, HSR Tech will issue 250,000 shares of Common Stock of Ameri Metro, Inc. AND 200,000.shares of preferred stocks (the "Shares") the value

of these Shares will be applied towards the tech use Purchase Price at closing the Transaction. If the Shares are worth less than $60 per share at the closing of the Transaction, the Shares will be surrendered in exchange for cash. If the Shares are worth more than $60 per share, shall be applied against the Purchase Price. If the Parties are unable to close the Transactions, HSR TECH agree to return 30,000 shares of common shares and accept balance of all calls of Shares, regardless of value, as full satisfaction for the Exclusive Dealing period.

6. Exclusive Dealing - Upon execution of this LOI, none of HSR TECH or any of their respective directors, officers, employees, agents, shareholders, representatives or affiliates, shall, directly or indirectly, participate in or entertain any discussion or negotiation with any other person or entity with regard to a merger, joint venture , acquisition or any other proposal relating to assets or interests of HSR TECH 's until the earlier of the actual closing of the Transaction , if any, a contractual termination of this LOI, or the conclusion of the one-hundred twenty (120) day period following AM's execution of this LOI.

7. Public Announcement - Except as required by law, no party shall make any public announcement or issue any press releases with respect to the transactions contemplated in this LOI without the prior written consent of the other parties hereto .

8. Miscellaneous Provisions - This LOI , shall be governed by and construed in accordance with the laws of the State of PA . This LOI shall not be amended except by the written agreement of the parties. This LOI may be executed in two or more counterparts, each of which shall be an original but all of which shall constitute but one instrument.

With the exception of the Exclusive Dealing period, this LOI is not, nor is it intended to be, binding on AM OR HSR Tech,. Acceptance of this LOI is not intended to, and nor does it, create an agreement or an agreement to agree between AM and HSR Tech. Neither HSR Tech, nor AM shall in any way be bound by any of the terms of this LOI except as noted herein. Only definitive documents setting forth a transaction as ultimately agreed upon by the parties and executed by the Parties shall be binding upon the parties.

If you are in agreement with the proceeding, please so indicate by signing and returning the enclosed copy of this non-binding LOI to us no later than 5:00 p.m. (EST) on July 22, 2011 along with the necessary documents to effectuate the transfer of the Shares in accordance with Exhibit A.

Sincerely,

AMERI METRO, INC.

By:

_____

Its:_____

HRS TECHNOLOGIES, INC.

By:

_____

Its:_____